Exhibit 99.1

Tritium DCFC Limited General Meeting Friday, 22 March 2024 Results of Meeting

The following information is provided in accordance with section 251AA(2) of the Corporations Act 2001 (Cth).

Resolution details		Instructions given to validly appointed proxies (as at proxy close)				Number of votes cast on the poll (where applicable)			Resolution Result
Resolution	Resolution Type	For	Against	Proxy's Discretion	Abstain	For	Against	Abstain*	Carried / Not Carried
1 Share Consolidation	Ordinary	93,555,395 89.01%	11,404,676 10.85%	0 0.00%	143,166 0.14%	93,665,751 89.07%	11,492,562 10.93%	151,612	Carried

* Votes cast by a person who abstains on an item are not counted in calculating the required majority on a poll.

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